Exhibit 12.1

Spirit AeroSystems Holdings, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Spirit Holdings							Predecessor
							Period from	Period from
			Pro Forma				June 17,	January 1,
	Nine Months		Nine Months				2005	2005	Fiscal Year
	Ended		Ended	Twelve Months Ended			through	through	Ended
	October 1,		October 1,	December 31,	December 31,	December 31,	December 29,	June 16,	December 31,
	2009	Adjustments	2009	2008	2007	2006	2005	2005	2004
	(in millions, except ratios)
Earnings
Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$200.7	$(5.1)	$195.6	$383.9	$419.8	$(71.5)	$(76.6)	N/A	N/A
Add: Fixed Charge (from below)	$36.5	$5.1	$41.6	$47.0	$46.6	$62.1	$29.4	N/A	N/A
Add: Amortization of capitalized interest	$1.7	$—	$1.7	$1.5	$1.0	$0.2	$—	N/A	N/A
Add: Distributed income of equity investee	$(0.2)	$—	$(0.2)	$—	$—	$—	$—	N/A	N/A
Subtract Capitalized interest expense	$5.1	$—	$5.1	$5.4	$7.5	$10.3	$3.0	N/A	N/A
	$233.6	$—	$233.6	$427.0	$459.9	$(19.5)	$(50.2)	N/A	N/A
Fixed charges:
Interest expense (including amortization of debt issuance costs, debt discounts and premiums)	$29.1	$5.1	$34.2	$39.2	$36.8	$50.1	$25.5	N/A	N/A
Add: Capitalized interest expense	$5.1	$—	$5.1	$5.4	$7.5	$10.3	$3.0	N/A	N/A
Add: Portion of rentals representing interest (1/3 operating lease payments)	$2.3	$—	$2.3	$2.4	$2.3	$1.7	$0.9	N/A	N/A
	$36.5	$5.1	$41.6	$47.0	$46.6	$62.1	$29.4	N/A	N/A
Ratio of earnings to fixed charges	6.4		5.6	9.1	9.9	A	B	N/A	N/A

A)	Due to the registrant’s loss in 2006, the ratio coverage was less than 1:1. The registrant needed to generate additional earnings of $81.6 to achieve a coverage ratio of 1:1.

B)	Due to the registrant’s loss in 2005, the ratio coverage was less than 1:1. The registrant needed to generate additional earnings of $79.6 to achieve a coverage ratio of 1:1.